UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the “Company”), dated May 31, 2024, inviting shareholders to participate to the Special General Meeting and Extraordinary General Meeting to be held on Tuesday, July 2, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: May 31, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer

EXHIBIT 99.1

PRESS RELEASE Regulated information 31 May 2024 – 08:00 a.m. CET _______________________________________

EURONAV – SPECIAL GENERAL MEETING & EXTRAORDINARY GENERAL MEETING OF 2 JULY 2024

ANTWERP, Belgium, 31 May 2024 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) invites its shareholders to participate to the Special General Meeting & Extraordinary General Meeting to be held on Tuesday 2 July 2024 at 11:00 a.m. CET in 2000 Antwerp, De Gerlachekaai 20.

In view of the record date of Tuesday 18 June 2024, shareholders may not reposition shares between the Belgian Register and the U.S. Register during the period from Monday 17 June 2024 at 8.00 a.m. (Belgian time) until Wednesday 19 June 2024 at 8.00 a.m. (Belgian time) (“Freeze Period”).

The convening notice and the other documents related to this meeting are available on the company’s website https://www.euronav.com/investors/legal-information/sgm/2024/. The practical formalities for participation in this meeting are described in the convening notice.

The agenda of the Special General Meeting is as follows:
1.
Distribution to shareholders of USD 0.88 per share from the available share premium and authorisation to the Supervisory Board to set the payment date and pay the distribution to shareholders during the 2024 financial year.

2.
Intermediary dividend to shareholders of USD 0.27 per share and authorisation to the Supervisory Board to set the payment date and pay the intermediary dividend to shareholders during the 2024 financial year.

3.	Approval, pursuant to article 7:151 of the Belgian Code of Companies and Associations, of clauses included in a credit agreement regarding change of control.
4.	Proxy Crossroad Bank for Enterprises, business counters, business court registers, administrative agencies and fiscal administrations.
5.	Miscellaneous

The agenda of the Extraordinary General Meeting is as follows:
1.	Change of the name of the Company.
2.	Amendments to article 1 of the articles of association.
3.	Authorisation to the notary public to amend and coordinate the articles of association in order to align these with the previous decisions.
4.	Proxy Crossroad Bank for Enterprises, enterprise counters, enterprise court registers, administrative agencies and fiscal administrations.

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Contact:
Head of Marketing & Communications – Katrien Hennin
Tel: +32 499393470
Email: Katrien.hennin@cmb.tech

PRESS RELEASE Regulated information 31 May 2024 – 08:00 a.m. CET _______________________________________

Publication Q2 2024 results – 8 August 2024

About Euronav NV & CMB.TECH
Euronav and CMB.TECH together represent a group with around 150 ocean-going vessels (including newbuildings) in dry bulk, container shipping, chemical tankers, offshore wind and oil tankers. The group focuses on large marine and industrial applications on hydrogen or ammonia. They also offer hydrogen and ammonia fuel to customers, through own production or third-party producers. The company is headquartered in Antwerp, Belgium, and has offices across Europe and Asia.

Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN.

Euronav plans to change the group's name to CMB.TECH. Euronav will remain the oil tanker shipping company within the group.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections or meet expected timings.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.